UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

January 2003

TOTAL FINA ELF S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-s(b): 82-            .)

SIGNATURES
EXHIBIT INDEX
TotalFinaElf Confirms Discovery of Significant Natural Gas Reserves in Brunei Darussalam
TotalFinaElf Receives OTC 2003 Award for the Excellence of its Offshore Expertise

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date: February 5th, 2003	By:	/s/ Charles Paris de Bollardière

Name: Charles PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

EXHIBIT 99.1:	TotalFinaElf Confirms Discovery of Significant Natural Gas Reserves in Brunei Darussalam. (January 28, 2003)

EXHIBIT 99.2:	TotalFinaElf Receives OTC 2003 Award for the Excellence of its Offshore Expertise. (January 31, 2003)

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf Confirms Discovery of Significant Natural Gas Reserves in Brunei Darussalam
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Paris, January 28, 2003 — Block B Joint Venture, operated by TotalFinaElf (operator, 37.5%), has made a significant gas and condensate discovery in offshore Block B in Brunei Darussalam. The block is located approximately 50 kilometres north of the capital, Bandar Seri Begawan.

The discovery confirms the potential of the deep horizons of Block B. It was made at a vertical depth of around 4,400 metres, below the currently producing gas and condensate reservoirs of the Maharaja Lela Jamalulalam field. Well MLJ1-06 struck a column of hydrocarbons of around 100 metres.

TotalFinaElf is associated in Block B with Shell (35%) and local partners (27.5%). TotalFinaElf has also been selected for Brunei’s very deep offshore Block J.

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EXHIBIT 99.2

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf Receives OTC 2003 Award for the Excellence of its Offshore Expertise
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Paris, January 31, 2003 — TotalFinaElf is to receive the prestigious Distinguished Achievement Award for Girassol, the company’s deep water development project in Angola, at the 2003 Offshore Technology Conference (OTC), to be held this May in Houston. The much-coveted award is presented each year to a Company, Organization or Institution in recognition of outstanding work or service on a major project which has contributed to the advancement of offshore technology.

Founded in 1969, OTC is the world’s foremost conference for exploration and production professionals. The annual event draws some 50,000 visitors from more than 120 countries.

“We are very honored to receive this award,” says Christophe de Margerie, President, Exploration and Production, who will accept the award on behalf of TotalFinaElf. “Girassol set a number of deep offshore records, such as the installation of riser towers some 1,300 meters high, laying out a sub-sea collection network in 1,400 meters of water and carrying out hundreds of sub-sea connections without human intervention. It’s a stepping stone in innovation for the industry. We are a leader in deepwater projects, and the knowledge we acquired is being applied to other developments worldwide. This achievement has only been possible thanks to the professionalism of TotalFinaElf’s employees and its contractors, who brought to the project indispensable technical expertise and thereby contributed to the success of the development.”

At a water depth of 1,400 meters, Girassol is also Africa’s first deepwater development. Following first production in December 2001, Girassol rapidly reached its current plateau of 200,000 barrels of oil per day and today comprises 23 of the 39 sub-sea wells planned in the development. At a total investment of $2.8 billion, this project was made possible by a great number of technological innovations, such as: 1,300-meter-long thermally insulated, tensioned riser towers and submerged mid-water steel loading lines. The Floating Production Storage and Offloading (FPSO) vessel has a storage capacity of 2 million barrels of oil, making it the largest of its kind in this water depth.

Girassol is the first of the thirteen discoveries made by TotalFinaElf on Angola’s Block 17 in which Sonangol is the concessionary. TotalFinaElf operates the block with a 40% interest. The other partners are Esso Exploration Angola (20%), BP (16.67%), Statoil (13.33%) and Norsk Hydro (10%).

The key driver behind TotalFinaElf’s policy of dynamic growth is its ongoing commitment to research, not just in offshore technology but in Geosciences and treatment processes, to improve conventional development projects as well as prepare for new technological challenges.

With this development, TotalFinaElf has demonstrated its mastery of deepwater technologies and its capabilities as one of the world’s foremost oil companies. The project is the first, successful step in a series of future deepwater developments in Angola, the Congo and Nigeria that will consolidate the Company’s position as a leading deep offshore operator in Africa.

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